FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 March 2011

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FOURTH QUARTER 2010 FINANCIAL RESULTS - HIGHLIGHTS

•    Net income before taxes and undistributed profits of subsidiaries for the year ended 31 December 2010 was MXN1,106 million, an increase of MXN972 million or 725.4 per cent compared with MXN134 million in 2009.

• Net income for the year ended 31 December 2010 was MXN2,119 million, an increase of MXN565 million or 36.4 per cent compared with MXN1,554 million in 2009.

• Total operating income for the year ended 31 December 2010 was MXN21,653 million, an increase of MXN1,505 million or 7.5 per cent compared with MXN20,148 million in 2009.

• Loan impairment charges for the year ended 31 December 2010 were MXN9,284 million, a decrease of MXN5,188 or 35.8 per cent compared with MXN14,472 million in 2009.

•    Net loans and advances to customers were MXN162.1 billion at 31 December 2010, an increase of MXN12.6 billion or 8.4 per cent compared with MXN149.5 billion at 31 December 2009. Total impaired loans as a percentage of  gross loans and advances to customers improved to 3.1 per cent compared with 5.0 per cent at 31 December 2009.  The coverage ratio was 174.0 per cent compared with 131.6 per cent at 31 December 2009.

• Deposits were MXN253.3 billion at 31 December 2010, an increase of MXN14.8 billion or 6.2 per cent compared with MXN238.5 billion at 31 December 2009.

• Return on equity was 4.4 per cent for the year ended 31 December 2010, compared with 3.7 per cent in 2009.

•    At 31 December 2010, the bank's capital adequacy ratio was 14.5 per cent and the tier 1 capital ratio was 11.2 per cent, compared with 17.8 per cent and 13.8 per cent respectively at 31 December 2009.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31December 2010) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

Mexico's economy continued to recover in 2010 and GDP rose by 5.5% in the year. Strong external demand was the main driver of the recovery, leading to robust growth in the production of Mexican manufactured goods. By contrast, domestic demand was lacklustre, reflecting high unemployment, restricted credit availability and low levels of consumer confidence. This weak domestic demand and the rise in the peso kept inflation subdued during 2010 and the Central Bank of Mexico maintained its policy rate at 4.5% throughout the year.

Within this economic environment, Mexican banks experienced moderate growth in their credit portfolios, mainly driven by commercial lending activity, offsetting a decrease in demand for consumer loans. Additionally, a general improvement in asset quality was reported across the financial system, resulting in lower loan impairment charges.

In 2010, Grupo Financiero HSBC benefited from actions deployed in previous periods, focussed on improving asset quality through cautious risk management and strengthened collection practices. This resulted in improved profitability, driven by lower loan impairment charges. Business plans and infrastructure projects continue to be supported by our solid capital base which is a key component to our strategy to become the best bank for its clients, shareholders and employees.

For the year ended 31 December 2010, Grupo Financiero HSBC's net income was MXN2,119 million, an increase of MXN565 million or 36.4 per cent compared with 2009. A reduction in loan impairment charges in the bank and improved income from its subsidiaries, mainly in HSBC Seguros, were key drivers in achieving this result.

Net interest income was MXN19,966 million, a decrease of MXN1,254 million or 5.9 per cent compared with 2009. This was primarily driven by decreased deposit margins as a result of lower interest rates, coupled with a reduction in consumer lending volumes, particularly in the credit card portfolio. The bank has partially mitigated this through decreasing its reliance on higher cost wholesale market funding.

Loan impairment charges were MXN9,284 million, a decrease of MXN5,188 million or 35.8 per cent compared with 2009. During 2010, the bank continued its cautious origination criteria and enhanced collection practices, which reduced credit losses to their lowest levels since before the economic crisis. The reduction in loan impairment charges was achieved despite MXN597 million of additional reserves for the "Punto Final" programme recognised in July 2010, a government programme aimed to support mortgage loans impacted by the 1995 economic crisis.

Net fee income was MXN7,843 million, a decrease of MXN1,862 million or 19.2 per cent compared with 2009. This was mainly due to lower credit card fees as a result of the lower credit card volumes. In addition, lower transactional volumes from payments and cash management (PCM), and ATM transactions contributed to the decrease in fee income. Fee income was also affected by regulatory restrictions limiting the fees that can be charged for certain banking services.

Trading income was MXN2,228 million, a decrease of MXN633 million or 22.1 per cent compared with 2009. A decline in market volatility, which resulted in fewer trading opportunities, meant that the strong performance in foreign exchange and debt trading achieved in 2009 was not repeated. This was partially offset by an increase in derivative trading.

Administrative and personnel expenses were MXN23,819 million, an increase of MXN2,122 million or 9.8 per cent compared with 2009. This increase is largely driven by expenditure in relation to maintenance of the branch network and higher personnel expenses. In addition, regional infrastructure and technology projects have contributed to the increase.

The performance of Grupo Financiero HSBC's subsidiaries improved, particularly HSBC Seguros and HSBC Afore. The insurance company, HSBC Seguros, reported net profit of MXN1,232 million, up 6.5 per cent compared with 2009. This increase is primarily a result of higher earned premiums in the (T-5) individual life product and life endowment products, in addition to higher income in the investment portfolio. Results have also benefited from savings from renegotiation of reinsurance contracts and expense control.  HSBC Afore reported net profit of MXN307 million, up 4.1 per cent compared with 2009, driven by higher income from pension fund investments coupled with decreased expenses.

Net loans and advances to customers increased MXN12.6 billion or 8.4 per cent to MXN162.1 billion at 31 December 2010 compared with 31 December 2009. This increase is driven mainly by growth in the commercial portfolio, particularly in financial institutions and government entities.

Total impaired loans decreased by 32.7 per cent to MXN5.3 billion at 31 December 2010 compared with 31 December 2009, due mainly to a 58.9 per cent reduction in impaired consumer loans. Total impaired loans as a percentage of gross loans and advances to customers improved to 3.1 per cent from 5.0 per cent at 31 December 2009.

Total loan loss allowances at 31 December 2010 were MXN9.3 billion, a decrease of MXN1.2 billion or 11.0 per cent when compared with 31 December 2009. The total coverage ratio (allowance for loan losses divided by impaired loans) was 174.0 per cent at 31 December 2010, when compared with 131.6 per cent at 31 December 2009.

Total deposits were MXN253.3 billion at 31 December 2010, an increase of MXN14.8 billion or 6.2 per cent compared with 31 December 2009. This is due to an increased focus on sales and promotion of deposit products.

At 31 December 2010, the bank's capital adequacy ratio was 14.5 per cent compared with 17.8 per cent at 31 December 2009. The Tier 1 capital ratio was 11.2 per cent compared with 13.8 per cent at 31 December 2009.

Business Highlights

Personal Financial Services (PFS)

During 2010, PFS grew core customer deposits by 21 per cent. This was achieved primarily through the promotion of deposit product offerings to our affluent segments, the launch of the Advance proposition in May 2010, which provides differentiating services to wealth in progress individuals.

A key strategy relating to wealth management products was to increase sales and competitiveness in affluent segments specifically in respect of Balanced Funds which provided our relationship managers with straight forward and effective investment products that diversify the customer's investment portfolio according to their risk profile.

Special focus was placed in the promotion of Demand Deposit accounts, which resulted in increased account openings and growth in net payroll accounts.  Payroll accounts growth was supported by significant improvements to the on-boarding process and post-sale services.

The loan portfolio decreased 17 per cent compared to 2009 in line with the general market. This decrease is mainly due to lower credit cards, partly offset by growth in personal and payroll loans.

Despite the contraction in the consumer lending market, several strategies were put in place to promote our products. In the credit card business, one of the main strategies implemented for the Advance segment was the launching of the Visa Advance card, which provides a superior credit card proposition for Advance customers. In addition, several promotions were deployed, such as instalments on all purchases, the "Back-to-school" program, balance transfers and cheques for cash advances.

In order to support our personal loan product offering and improve customer experience, the "Oferta Permanente" promotion was launched, providing simplified credit availability through our ATM network to our pre-approved payroll customers. In addition, in the second half of 2010, consumer products were promoted through direct mailing campaigns.

In the month of November, an agreement was signed with the Asociación Mexicana de Profesionales Inmobiliarios ("AMPI"), the largest realtor association in Mexico, to promote our mortgage products among all of their affiliates.  This is expected to generate increased sales.

Commercial Banking

During 2010, Commercial Banking grew its loan portfolio and its deposit base 37 per cent and 16 per cent respectively compared to 31 December 2009. The increase in the loan portfolio was mainly driven by the Commercial and States & Municipalities segments. Customer deposit growth was largely driven by Mexican peso demand deposits.  While loan growth has been strong, asset quality has been maintained as result of prudent origination criterion and through adherence to our risk appetite levels.

During the fourth quarter of 2010, Business Banking reported strong results with approved loan applications increasing 48 per cent compared to the third quarter.

Global Banking and Markets

Global Markets reported strong results in 2010, driven by favourable positioning on Trading and efficient positioning on Rates in Balance Sheet Management.  Significant achievements this year include the roll out of the HSBC FX Net platform, the automation of Delivery Versus Payment FX settlement solution, the launch of structured notes and 24 hour trading on Mexican bonds. These developments provide a solid base for future growth of the Global Markets franchise.

Debt Capital Markets further strengthened its client servicing capabilities by providing value added services and high quality execution in the global and local markets.  This assisted the business in obtaining repeat issuances from our clients. The bank continues to be a leading underwriter in Mexico and maintained its second position in the local debt issuance league tables.

Service to our client base was enhanced with a specific focus on offering a best in class access to Foreign Exchange products. Sales efforts have already resulted in significant demand for the FX Net platform and it is expected to be a key driver of revenue growth.

Global Banking closed a number of deals with Corporate and Institutional clients, while maintaining a high quality asset base. During the year, Global Banking improved both market penetration and its share of available business, with increased cross-selling of existing products such as Debt, Custody, Trust, Trade Services, Advisory and Debt Capital Markets.

In 2010, we have originated new loans to corporate clients in excess of MXN20 billion, meeting their needs for working capital, debt refinancing, Debt Capital Markets and Advisory transactions.  The Bank has participated in the majority of the main infrastructure deals in Mexico and is recognized as one of the top Project Finance Advisors.

The Advisory business, launched in Mexico in 2010, participated in important deals such as Embotelladoras Arca's acquisition of Ecuador Bottling Company;  Casa Saba in its acquisition of Farmacias Ahumada and Petrotemex in its acquisition of some business assets from Eastman Chemical..

Within Global Banking, the Global Transactional Business (GTB), achieved particularly strong results, primarily in Trade Services and client Bank Deposits. Additionally, existing product capabilities have been upgraded and client-oriented solutions have been developed in order to provide an integrated GTB Product Offering to our clients, including Payroll, Deposits, Payments and Cash Management and LAM Connection.

HSBC Mexico 2010 Results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the year ended 31 December 2010, HSBC Mexico reported pre-tax profits of MXN5,294 million, an increase of MXN1,488 million or 39 per cent compared with MXN3,806 in 2009.

The higher results compared to that reported under Mexican GAAP is largely due to lower loan impairment charges as result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

 About HSBC

Grupo Financiero HSBC, S.A. de C.V. is one of the leading financial groups in Mexico with 1,144 branches, 6,331 ATMs, approximately eight million total customer accounts and more than 20,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 7,500offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,455 billion at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London
Brendan McNamara	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Mexico City
Lyssette Bravo	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 5192

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2010	2009	2010	2009
Assets

Cash and deposits in banks	51,324	68,322	51,324	68,322

Margin accounts	42	3	42	3

Investment in securities	142,456	121,471	139,540	120,241
Trading securities	38,550	41,339	36,548	40,607
Available-for-sale securities	96,229	71,630	95,315	71,132
Held to maturity securities	7,677	8,502	7,677	8,502

Repurchase agreements	1,856	1,593	1,856	1,593

Derivative transactions	28,205	24,113	28,205	24,113

Performing loans
Commercial loans	81,084	76,091	81,084	76,091
Loans to financial intermediaries	12,684	6,951	12,684	6,951
Consumer loans	26,665	30,048	26,665	30,048
Mortgage loans	17,557	19,660	17,557	19,660
Loans to government entities	28,087	19,263	28,087	19,263
Total performing loans	166,077	152,013	166,077	152,013
Impaired loans
Commercial loans	1,669	1,745	1,669	1,745
Consumer loans	1,574	3,826	1,574	3,826
Mortgage loans	2,101	2,368	2,101	2,368
Total impaired loans	5,344	7,939	5,344	7,939
Gross loans and advances to customers	171,421	159,952	171,421	159,952
Allowance for loan losses	(9,296)	(10,447)	(9,296)	(10,447)
Net loans and advances to customers	162,125	149,505	162,125	149,505
Other accounts receivable	23,000	7,708	22,870	7,620
Foreclosed assets	162	174	162	174
Property, furniture and equipment, net	9,069	7,525	9,069	7,525
Long-term investments in equity securities	3,605	3,662	123	133
Deferred tax assets	5,225	4,268	5,318	4,305
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	4,867	2,697	4,753	2,608
Total assets	434,685	393,790	425,387	386,142

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2010	2009	2010	2009
Liabilities
Deposits	253,336	238,539	253,613	238,726
Demand deposits	150,078	127,773	150,355	127,960
Time deposits	99,015	106,524	99,015	106,524
Issued credit securities	4,243	4,242	4,243	4,242

Bank deposits and other liabilities	21,931	24,856	21,931	24,856
On demand	3,776	3,336	3,776	3,336
Short-term	16,630	20,236	16,630	20,236
Long-term	1,525	1,284	1,525	1,284

Repurchase agreements	29,911	24,502	34,868	24,544
Settlement accounts	2,359	-	2,359	-
Collateral sold	11,784	6,305	6,827	6,305
Derivative transactions	30,545	27,132	30,545	27,132

Other payable accounts	24,575	14,515	26,304	14,130
Income tax and employee profit sharing payable	841	1,179	654	1,014
Contribution for future capital increases			2,013	-
Sundry creditors and other accounts payable	23,734	13,336	23,637	13,116

Subordinated debentures outstanding	10,007	10,221	10,007	10,221

Deferred tax liabilities	730	731	730	731

Total liabilities	385,178	346,801	387,184	346,645

Equity
Paid in capital	32,673	32,678	25,605	25,605
Capital stock	5,111	9,434	5,087	5,087
Additional paid in capital	27,562	23,244	20,518	20,518

Other reserves	16,829	14,308	12,595	13,889
Capital reserves	1,726	1,648	12,436	14,313
Retained earnings	13,058	11,582	-	-
Result from the mark-to-market of available-for-sale securities	139	(76)	(48)	(160)
Result from cash flow hedging transactions	(213)	(400)	(213)	(400)
Net income	2,119	1,554	420	136
Minority interest in capital	5	3	3	3
Total equity	49,507	46,989	38,203	39,497
Total liabilities and equity	434,685	393,790	425,387	386,142

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2010	2009	2010	2009
Memorandum Accounts

Guarantees granted	21	30	21	30
Contingent assets and liabilities	116	126	116	126
Irrevocable lines of credit granted	16,201	15,071	16,201	15,071
Goods in trust or mandate	293,814	266,641	293,814	266,641
Goods in custody or under administration	251,394	246,061	246,284	240,951
Collateral received by the institution	13,370	16,649	13,370	16,649
Collateral received and sold or delivered as guarantee	15,143	20,130	10,182	15,203
Third party investment banking operations, net	43,351	57,064	43,351	57,064
Suspended interest on impaired loans	254	250	254	250
Other control accounts	1,888,928	1,488,011	1,846,445	1,444,023
	2,522,592	2,110,033	2,470,038	2,056,008

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2010	2009	2010	2009
Interest income	28,062	31,416	28,018	31,248
Interest expense	(8,096)	(10,196)	(8,092)	(10,026)
Net interest income	19,966	21,220	19,926	21,222

Loan impairment charges	(9,284)	(14,472)	(9,284)	(14,472)
Risk-adjusted net interest income	10,682	6,748	10,642	6,750

Fees and commissions receivable	9,318	10,714	8,360	9,765

Fees payable	(1,475)	(1,009)	(1,429)	(995)

Trading income	2,228	2,861	2,220	2,852

Other operating income	900	834	900	834

Total operating income	21,653	20,148	20,693	19,206

Administrative and personnel expenses	(23,819)	(21,697)	(23,685)	(21,081)

Net operating income	(2,166)	(1,549)	(2,992)	(1,875)

Other income	4,337	3,311	4,515	3,240
Other expenses	(1,065)	(1,628)	(1,010)	(1,623)
Net other income	3,272	1,683	3,505	1,617
Net income before taxes	1,106	134	513	(258)

Income tax and employee profit sharing tax	(1,272)	(2,230)	(1,092)	(2,035)
Deferred income tax	1,007	2,402	981	2,397
Net income before subsidiaries	841	306	402	104

Undistributed income from subsidiaries	1,273	1,248	13	33
Income from ongoing operations	2,114	1,554	415	137

Minority interest	5	-	5	(1)

Net income	2,119	1,554	420	136

Consolidated Statement of Changes in Shareholders' Equity

GROUP
	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2010	32,678	1,648	11,582	(76)	(400)	1,554	3	46,989

Movements inherent to the shareholders' decision
Subscription of Shares	(5)	-	-	-	-	-	-	(5)
Transfer of result of prior years	-	78	1,476	-	-	(1,554)	-	-
Total	(5)	78	1,476	-	-	(1,554)	-	(5)

Movements for the recognition of the comprehensive income

Net income	-	-	-		-	2,119	2	2,121
Result from valuation of available- for-sale securities	-	-	-	215	-	-	-	215
Result from cash flow hedging transactions	-	-	-		187		-	187
Total	-	-	-	215	187	2,119	2	2,523
Balances at 31 December 2010	32,673	1,726	13,058	139	(213)	2,119	5	49,507

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2010	25,605	14,313	-	(160)	(400)	136	3	39,497

Movements inherent to the shareholders’ decision
Transfer of result of prior years	- -	136 (2,013)	- -	- -	- -	(136) -	- -	- (2,013)
Cash dividends
Total	-	(1,877)	-	-	-	(136)	-	(2,013)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	420	-	420
Result from valuation of available- for-sale securities	-	-	-	112	-	-	-	112
Result from cash flow hedging transactions	-	-	-	-	187	-	-	187
Total	-	-	-	112	187	420	-	719
Balances at 31 December 2010	25,605	12,436	-	(48)	(213)	420	3	38,203

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Dec 2010

Net income	2,119
Adjustments for items not involving cash flow:	10,956
Gain or loss on appraisal of activities associated with investment & financing	(1,873)
Allowances for loan losses	9,407
Depreciation and amortisation	1,612
Provisions	2,823
Income tax and deferred taxes	265
Undistributed income from subsidiaries	(1,278)

Changes in items related to operating activities:
Margin accounts	(39)
Investment securities	(20,268)
Repurchase agreements	(263)
Derivative (assets)	(2,507)
Loan portfolio	(21,903)
Foreclosed assets	-
Operating assets	(15,314)
Deposits	14,797
Bank deposits and other liabilities	(2,925)
Settlement accounts	2,359
Creditors repo transactions	5,409
Collateral sold or delivered as guarantee	5,479
Derivative (liabilities)	3,413
Subordinated debentures outstanding	(214)
Other operating liabilities	4,940
Funds provided by operating activities	(27,036)

Investing activities:
Acquisition of property, furniture and equipment	(1,659)
Intangible assets acquisitions	(1,365)
Funds used in investing activities	(3,024)

Financing activities:
Subscription of Shares	49,936
Decrease of Shares	(49,941)
Funds used in financing activities	(5)

Financing activities:
Decrease in cash and equivalents	(16,990)
Adjustments to cash flow variations in the exchange rate and inflation levels	(8)
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	51,324

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	31 Dec 2010

Net income	420
Adjustments for items not involving cash flow:	11,997
Gain or loss on appraisal of activities associated with investment & financing	(1,871)
Allowances for loan losses	9,407
Depreciation and amortisation	1,612
Provisions	2,756
Income tax and deferred taxes	111
Undistributed income from subsidiaries	(18)

Changes in items related to operating activities:
Margin accounts	(39)
Investment securities	(18,733)
Repurchase agreements	(263)
Derivative (assets)	(2,507)
Loan portfolio	(21,903)
Foreclosed assets	-
Operating assets	(15,100)
Deposits	14,887
Bank deposits and other liabilities	(2,925)
Settlement accounts	2,359
Creditors repo transactions	10,324
Collateral sold or delivered as guarantee	522
Derivative (liabilities)	3,413
Subordinated debentures outstanding	(214)
Other operating liabilities	5,203
Funds provided by operating activities	(24,976)

Investing activities:
Acquisition of property, furniture and equipment	(2,966)
Intangible assets acquisitions	(1,465)
Funds used in investing activities	(4,431)

Financing activities:
Cash dividends	(2,013)
Contributions for future capital increases	2,013
Funds used in financing activities	-

Financing activities:
Decrease in cash and equivalents	(16,990)
Adjustments to cash flow variations in the exchange rate and inflation levels	(8)
Cash and equivalents at beginning of period	68,322
Cash and equivalents at end of period	51,324

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the year ended 31 December 2010 and an explanation of the key reconciling items.

31 Dec
Figures in MXN millions	2010

Grupo Financiero HSBC - Net Income Under Mexican GAAP	2,119

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefits W	179
Acquisition costs relating to long-term investment contracts W	(29)
Deferral of fees received and paid on the origination of loans	17
Recognition and provisioning for loan impairments W	1,447
Purchase accounting adjustments W	(21)
Recognition of the present value in-force of long-term insurance contracts W	2
Other W	613
Net income under IFRS	4,327
US dollar equivalent (millions)	342
Add back tax expense	967
Profit before tax under IFRS	5,294
US dollar equivalent (millions)	419
Exchange rate used for conversion	12.64

W Net of tax at 30 per cent.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•      When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

• In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings are not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros
y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                   Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                   Date: 1 March, 2011